







Lester Crafton

Sunlight is free. Guard the Grid. American Energy Dominance.

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2. Energy security and savings for the building the PET calls home.

Another way to charge the batteries is directly from the grid. You can do this bc we made it easy to plug into a home or building to grid integrate.

So before rolling your PET out to play hero in a hurricane zone, you can fill it up.

And when there is no disaster, your building or home will have solar and batteries, and all the benefits that come with them:

1. Savings on electricity bills.
2. Backup power during outages.
3. VPP earnings.

3. Passive Income from letting other people play with your PET (rentals).

PET owners can let folks having outdoor weddings, concerts, festivals, town square events, revivals, or contractors who don't want to wait to start a project access to cleaner, quieter, portable power.

And that is valuable.

Valuable enough that if you do it twice a week at comparable market rates, the PET will pay for itself in under three years, creating $40,000 in annual passive income afterwards for churches, schools, and individuals who own them.

We're developing the software currently to make finding and booking portable energy as simple as booking an airbnb.

And this won't matter much to you, but it means a lot overall:

All PETs come with secure communications software we're working with a DoD contractor to make our prototype even more secure.

We're launching our crowdfunding campaign soon, and if you'd like to follow along, we'll be sharing progress photos for V2 (which will be available for purchase):

Click this link and the "Watch for Updates" button:

Ovanova Solar Solutions, LLC | Ovanova PET (Portable Energy Trailer)

wefunder.com

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